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                                   EXHIBIT 28





                 Robert J. Fitzsimmons                 Embargo until
                 602/ 207-5759                         8:00 a.m. (E.D.T.)



                           GFC FINANCIAL CORPORATION

               ANNOUNCES INCREASES OF 37% IN 1994 FOURTH QUARTER

               AND 63% IN FULL YEAR OPERATING EARNINGS PER SHARE

                                     WITH A

              24% INCREASE IN YEAR END AVERAGE SHARES OUTSTANDING



PHOENIX, Arizona, January 24, 1995 -- GFC Financial Corporation (NYSE:GFC) today reported that income from continuing operations was $23.4 million ($0.82 per common share) for the fourth quarter of 1994 compared to $12.2 million ($0.60 per common share) for the fourth quarter of 1993, a 91% increase in income from continuing operations and a 37% increase in earnings per share. In the 1994 period, the Company had a significantly greater number of average shares outstanding.

         Income from continuing operations for 1994 rose 96% to $74.3 million ($2.94 per common share) from $37.8 million ($1.80 per common share) in 1993. The results for 1994 include income from TriCon Capital ("TriCon") acquired on April 30, 1994 and Ambassador Factors ("Ambassador") acquired on February 14, 1994.

         Net income for the fourth quarter of 1994 was $23.4 million ($0.82 per common share) compared to $7.5 million ($0.37 per common share) for the fourth quarter of 1993. Earnings for





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the 1993 periods included losses from discontinued operations of $4.7 million and $0.5 million for the fourth quarter and the year, respectively.

         Sam Eichenfield, Chairman, President, and Chief Executive Officer of GFC, said that 1994 results reflect the enhanced earnings power of the Company created by acquisitions in 1993 and 1994 as well as outstanding performance from the GFC charter lines of business. Eichenfield said that he was pleased with the portfolio growth, which doubled to $5.7 billion in 1994 due to the acquisitions and a record $1.8 billion of new business volume. The portfolio grew at an annualized rate of 22% for the last half of the year. Fee based business, primarily generated by Ambassador, grew in 1994 with factoring volume exceeding $1.1 billion. The Company's portfolio growth was achieved with high quality profitable assets, reflected in the fact that nonearnings continued to decline to 2.9% (from 3.6% at December 31, 1993) of ending funds employed and securitizations ("managed assets").

         Interest margins earned continue to hold at 6.0% of average earning assets. This measurement compares favorably to 5.4% for the 1993 period, reflecting the contributions of the acquisitions made in 1994 as well as the continuing strong returns of the charter financial operations.

         In early 1995, the Company helped protect its margins on floating-rate transactions by hedging an additional $750 million of floating-rate debt to lock in the spread between the Company's lending and borrowing rates. With this hedge, the Company protected its margins on $1.5 billion of floating-rate transactions (or approximately 50% of its floating-rate liabilities). Growth in interest margins more than offset the higher provisions for possible credit losses and the higher selling, administrative and other operating expenses ("operating expenses") in the 1994 periods.

         The Company increased its loss provisions in 1994 due to the dynamics and loss experience of the businesses acquired. Reserves and accrued liabilities for possible credit losses are adequate at December 31, 1994 representing 2.1% of managed assets, as well as 72.4% of nonearning assets.

         The higher operating expenses are primarily attributable to the additions of TriCon and Ambassador in 1994. The running rate of these expenses, measured as a percent of interest margins earned, was 46.2% (for the combined entities) in 1994 (45.4% for the fourth quarter of 1994), an improvement over 46.6% in 1993.

         Income taxes were higher in the fourth quarter of 1994 due to an increase in income before income taxes and to a higher tax rate in effect during the fourth quarter of 1994 (primarily





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attributable to foreign income taxes provided).  Income taxes for the twelve months of 1993 included a $4.9 million adjustment for increases in federal and state income tax rates applicable to deferred taxes on leveraged leases.

         GFC Financial Corporation, with assets of $5.8 billion, is a Phoenix-based major domestic commercial finance company providing secured lending to middle-market companies, making loans from $500,000 to $35 million. GFC also offers financing programs to manufacturers, distributors, vendors and franchisors to facilitate the sale of their products to end-users.




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
                                                     GFC FINANCIAL CORPORATION
                                                   AND CONSOLIDATED SUBSIDIARIES
                                                  SUMMARY OF CONSOLIDATED INCOME
                                                            (UNAUDITED)
                                           (Dollars in Thousands, except per share data)

                                         Quarter Ended December 31,                     Year Ended December 31,
                                      _______________________________               ________________________________
                                        1994                   1993                   1994                   1993
                                      ________               ________               ________               _________
Interest earned from
 financing transactions               $   159,850             $    66,810           $   503,351            $   255,216
Interest expense                           69,538                  31,074               222,200                123,853
Depreciation                               15,111                   2,178                36,737                  6,516
                                      -----------             -----------           -----------            -----------
Interest margins earned                    75,201                  33,558               244,414                124,847
Provision for possible
 credit losses                              6,317                   2,000                16,670                  5,706
Gains on securitizations
 and sale of assets                         3,373                   3,199                 9,045                  5,439
Selling, administrative and
 other operating expenses                  34,148                  16,114               113,018                 58,158
                                      -----------             -----------           -----------            -----------
Income before income taxes                 38,109                  18,643               123,771                 66,422
Income taxes (1)                           14,747                   6,415                49,458                 28,576
                                      -----------             -----------           -----------            -----------
Income from continuing
 operations                                23,362                  12,228                74,313                 37,846
Loss from discontinued
 operations                                                        (4,707)                                        (499)
                                      -----------             -----------           -----------            -----------
Net Income                            $    23,362             $     7,521           $    74,313            $    37,347
                                      ===========             ===========           ===========            ===========
Earnings per common
 and equivalent share:
 Income from continuing
 operations                           $      0.82             $      0.60           $      2.94            $      1.86
 Preferred dividends                                                                                              0.06
                                      -----------             -----------           -----------            -----------
Income from continuing
 operations after preferred
 dividends                                   0.82                    0.60                  2.94                   1.80
Loss from discontinued
 operations                                                         (0.23)                                       (0.03)
                                      -----------             -----------           -----------            -----------
Earnings per common
 and equivalent share                 $      0.82             $      0.37           $      2.94            $      1.77
                                      ===========             ===========           ===========            ===========
Dividends declared per
 common share                         $      0.20             $      0.18           $      0.74            $      0.68
                                      ===========             ===========           ===========            ===========
Average outstanding
 common and equivalent
 shares                                28,341,000              20,281,000            25,307,000             20,332,000
                                      ===========             ===========           ===========            ===========

(1) The results of operations for the year ended December 31, 1993 include an adjustment of $4,857,000 ($0.24 per common share) representing the effect of federal tax increases and state income taxes primarily applicable to deferred income taxes generated by the company's leveraged lease portfolio.





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
                                                     GFC FINANCIAL CORPORATION
                                    SELECTED CONSOLIDATED FINANCIAL DATA AND RATIOS (UNAUDITED)
                                                      (Dollars in Thousands)




                                                                                      Year Ended or as of
                                                                                          December 31,
                                                                                __________________________________
                                                                                  1994 (1)               1993 (4)
                                                                                ___________            ___________
FINANCIAL DATA:
 Average funds employed (AFE) and securitizations (2)                            $4,629,578             $2,637,547
 Ending funds employed (EFE)                                                      5,667,644              2,846,571
 Securitizations (2)                                                                253,386
 Average earning assets (3)                                                       4,064,971              2,321,359
 Nonearning assets                                                                  168,761                102,607
 Reserve and accrued liabilities for possible credit losses (5)                     122,233                 64,280
 Total debt                                                                       4,574,962              2,082,350
 Stockholders' equity                                                               770,252                503,300
 New business                                                                     1,799,331              1,007,794
 Factoring volume                                                                 1,129,936
 Backlog (includes lines of credit)                                                 764,326                419,455
 Write-offs:
   Quarter                                                                           16,118                  4,238
   Year-to-date                                                                      35,127                 12,575

RATIOS:
Write-offs as a % of AFE and securitizations                                           0.8%                   0.5%
Nonearning assets as a % of EFE and securitizations                                    2.9%                   3.6%
Reserve and accrued liabilities for possible credit losses as a % of:
  Ending funds employed and securitizations                                            2.1%                   2.3%
  Nonearning assets                                                                   72.4%                  62.6%
Interest margins earned as a % of average earning assets:
   Quarter (annualized)                                                                5.9%                   5.5%
   Year-to-date                                                                        6.0%                   5.4%
Selling, administrative and other operating expenses as a %
 of interest margins earned:
   Quarter                                                                            45.4%                  48.0%
   Year-to-date                                                                       46.2%                  46.6%

___________
(1) Includes financial results from the acquisitions of Ambassador (February 14, 1994) and TriCon (April 30, 1994).
(2) Securitizations are assets sold under securitization agreements and managed by the Company.
(3) Average earning assets are net of average deferred taxes on leveraged leases and average nonaccruing assets for the periods presented.
(4)    The 1993 periods exclude TriCon and Ambassador.
(5) Loss reserves for securitized transactions total $12,988 and are classified as accrued liabilities in the balance sheet.





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